March 8, 2005



Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Attention:
     Division of Corporation Finance
     Office of International Corporate Finance


                            Amarin Corporation plc
                       Registration Statement on Form F-3
                      Registration Statement No. 333-121760

Dear Sir or Madam:

     In accordance with Rule 461 of Regulation C under the Securities Act of 1933, the undersigned hereby respectfully requests acceleration of effectiveness of the above-captioned Registration Statement on Form F-3 to 5:00 p.m. (Washington D.C. time) on March 10, 2005, or as soon thereafter as practicable.

     The undersigned hereby acknowledges that: (i) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Amarin Corporation plc


By: /s/ Jonathan Lamb
    _________________________

    Jonathan Lamb
    Secretary